UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SQUARESPACE, INC.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

85225A107

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85225A107	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Anthony Casalena
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 48,204,085
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 48,204,085
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,204,085
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 36.1%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

(a)	Name of Issuer:

Squarespace, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

225 Varick Street, 12th Floor, New York, NY 10014

Item 2.

(a)	Name of Person Filing:

Anthony Casalena (the “Reporting Person”).

(b)	Address of Principal Business Office, or if none, Residence:

c/o Squarespace, Inc., 225 Varick Street, 12th Floor, New York, NY 10014

(c)	Citizenship:

United States of America.

(d)	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Class A Common Stock”)

(e)	CUSIP Number:

85225A107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

The Reporting Persons may be deemed to be the beneficial owner of the shares of Class A Common Stock listed on the Reporting Person’s cover page.

As of December 31, 2021, the Reporting Person’s beneficial ownership consists of: (i) 387,500 shares of Class A Common Stock and 2,050,838 shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”) held directly by the Anthony Casalena 2019 Family Trust, for which the Reporting Person is the trustee, and (ii) 4,930,175 shares of Class A Common Stock and 40,835,572 shares of Class B Common Stock held directly by the Anthony Casalena Revocable Trust, for which the Reporting Person is the trustee. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock. The Reporting Person may be deemed to have voting power and dispositive power over the securities held by the Anthony Casalena 2019 Family Trust and the Anthony Casalena Revocable Trust.

(b)	Percent of class:

The Reporting Person may be deemed to be the beneficial owner of the percentage of the shares of Class A Common Stock listed on the Reporting Person’s cover page. Calculations of the percentage of shares beneficially owned assume 90,489,438 shares of Class A Common Stock outstanding as of September 30, 2021, as reported in the Issuer’s Amended Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on November 15, 2021, and takes into account the 42,886,410 shares of Class A Common Stock issuable upon the conversion of the 42,886,410 shares of Class B Common Stock beneficially owned by the Reporting Person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See response to Item 5 on the cover page

(ii) Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Given the terms of a Voting and Support Agreement, dated as of May 10, 2021, entered into by and among the Reporting Person, the Issuer, General Atlantic (SQRS) LP, General Atlantic (SQRS II), LP (together with General Atlantic (SQRS) LP, the “GA Entities”), and the other individuals and entities from time to time party thereto (the “Voting and Support Agreement”), the Reporting Person, the GA Entities and certain of the affiliates may be deemed to be members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the filing of this Schedule 13G shall not be deemed an admission that the Reporting Person, the GA Entities and their affiliates are members of any such group, and the Reporting Person expressly disclaims the formation of any such group. Collectively, the Reporting Person and the GA Entities and their affiliates may be deemed to beneficially own an aggregate of 75,523,503 shares of Class A Common Stock (based on information provided by the GA Entities), representing approximately 54.6% of the outstanding shares of Class A Common Stock calculated pursuant to Rule 13d-3 of the Exchange Act. The GA Entities are separately making a Schedule 13G filing reporting their beneficial ownership of the shares of Class A Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by the GA Entities, and this Schedule 13G does not reflect any shares of Class A Common Stock that may be deemed to be beneficially owned by them.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

/s/ Anthony Casalena
Anthony Casalena